UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   ELIAS, JOHN W
   1923 OLYMPIA DRIVE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   Former Exec. Vice President
   and Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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

Common Stock                                                                                     3,000          D  Direct
Common Stock                                                                                     4,402          I  401(k) Plan
Common Stock                                                                                     2,738          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $16.5000        07/15/98       A         70,000                                         07/15/08
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         743
Phantom Stock Units (1)                        01/15/98       A         41
Phantom Stock Units (1)                        01/31/98       A         44
Phantom Stock Units (1)                        02/15/98       A         45
Phantom Stock Units (1)                        02/20/98       A         183
Phantom Stock Units (1)                        02/28/98       A         47
Phantom Stock Units (1)                        03/15/98       A         48
Phantom Stock Units (1)                        03/31/98       A         46
Phantom Stock Units (1)                        04/15/98       A         43
Phantom Stock Units (1)                        04/30/98       A         44
Phantom Stock Units (1)                        05/15/98       A         45
Phantom Stock Units (1)                        05/31/98       A         47
Phantom Stock Units (1)                        06/15/98       A         49
Phantom Stock Units (1)                        06/30/98       A         51
Phantom Stock Units (1)                        07/15/98       A         98
Phantom Stock Units (1)                        07/31/98       A         102
Phantom Stock Units (1)                        08/15/98       A         121
Phantom Stock Units (1)                        08/31/98       A         131
Phantom Stock Units                            09/04/98       J (2)                      10,299

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     07/15/98  Common Stock                   70,000                    0             D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   743           $20.6250                  D   Direct
Phantom Stock Units (1)        01/15/98  Common Stock                   41            $19.5625                  D   Direct
Phantom Stock Units (1)        01/31/98  Common Stock                   44            $18.3250                  D   Direct
Phantom Stock Units (1)        02/15/98  Common Stock                   45            $17.7031                  D   Direct
Phantom Stock Units (1)        02/20/98  Common Stock                   183           $17.3969                  D   Direct
Phantom Stock Units (1)        02/28/98  Common Stock                   47            $16.9813                  D   Direct
Phantom Stock Units (1)        03/15/98  Common Stock                   48            $16.7000                  D   Direct
Phantom Stock Units (1)        03/31/98  Common Stock                   46            $17.3219                  D   Direct
Phantom Stock Units (1)        04/15/98  Common Stock                   43            $18.4594                  D   Direct
Phantom Stock Units (1)        04/30/98  Common Stock                   44            $18.2563                  D   Direct
Phantom Stock Units (1)        05/15/98  Common Stock                   45            $17.6594                  D   Direct
Phantom Stock Units (1)        05/31/98  Common Stock                   47            $17.0813                  D   Direct
Phantom Stock Units (1)        06/15/98  Common Stock                   49            $16.2625                  D   Direct
Phantom Stock Units (1)        06/30/98  Common Stock                   51            $15.7969                  D   Direct
Phantom Stock Units (1)        07/15/98  Common Stock                   98            $16.3750                  D   Direct
Phantom Stock Units (1)        07/31/98  Common Stock                   102           $15.6438                  D   Direct
Phantom Stock Units (1)        08/15/98  Common Stock                   121           $13.2000                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   131           $12.2250                  D   Direct
Phantom Stock Units            09/04/98  Common Stock                   10,299        $12.0594    0             D   Direct

Explanation of Responses:

(1)
1-for-1
(2)
Reporting person took a lump sum cash distribution of his  Phantom Stock Units upon resignation.
-
Reporting person forfeited outstanding stock options upon resignation.
-
Reporting person resigned as a Director and Officer of the Company on August 31, 1998 .

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: John W. Elias
DATE